Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated February 22, 2021
Relating to Preliminary Prospectus Supplement dated February 22, 2021 and
Prospectus dated August 15, 2019
Registration No. 333-232492

CAPITAL SOUTHWEST CORPORATION
$65,000,000
4.50% Notes due 2026
PRICING TERM SHEET
February 22, 2021

The following sets forth the final terms of the 4.50% Notes due 2026 and should only be read together with the preliminary prospectus supplement dated February 22, 2021, together with the accompanying prospectus dated August 15, 2019, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

On December 29, 2020, the Company issued $75,000,000 in aggregate principal amount of its 4.50% Notes due 2026 (the “Existing Notes”) pursuant to an indenture dated October 23, 2017 (the “Base Indenture”) as supplemented by the third supplemental indenture dated December 29, 2020 (the “Third Supplemental Indenture” and, together with the Base Indenture, the “indenture”) between the Company and U.S. Bank National Association, as trustee. The securities hereby offered (the “New Notes”) are being issued as “Additional Notes” under the indenture. The Existing Notes and the New Notes are collectively referred to in this Pricing Term Sheet as the “Notes.”

Issuer:	Capital Southwest Corporation (the “Company”)
Security:	4.50% Notes due 2026
Rating*:	A- (Egan-Jones)
Aggregate Principal Amount:
$65,000,000 in aggregate principal amount of New Notes. The New Notes will be part of the same series of notes as the $75,000,000 aggregate principal amount of the Existing Notes. Upon settlement, the New Notes will be fungible, rank equally, and treated as a single series with the Existing Notes, and the outstanding aggregate principal amount of the 4.50% Notes due 2026 will be $140,000,000.

Maturity:	January 31, 2026
Trade Date:	February 22, 2021
Settlement Date**:	February 25, 2021 (T+3)
Use of Proceeds:	Repay outstanding indebtedness under the Company’s credit facility
Price to Public (Issue Price):	102.11% of the aggregate principal amount, plus Aggregate Accrued Interest (as defined below)
Aggregate Accrued Interest:	$455,000 of accrued and unpaid interest from December 29, 2020 up to, but not including, the date of delivery of the New Notes
Coupon (Interest Rate):	4.50%
Yield to Maturity:	4.022%
Spread to Benchmark Treasury	+343 basis points
Benchmark Treasury	0.375% due January 31, 2026
Benchmark Treasury Price and Yield	98-29 ¾ / 0.595%

Interest Payment Dates:	January 31 and July 31, beginning July 31, 2021
Optional Redemption:	The Company may redeem some or all of the Notes at any time, or from time to time at its option, at a redemption price (as determined by the Company) equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to, but excluding, the redemption date:

(1) 100% of the principal amount of the Notes to be redeemed, or

(2) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points; provided, however, that if the Company redeems any Notes on or after October 31, 2025 (the date falling three months prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Offer to Purchase upon a Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs prior to maturity, holders will have the right, at their option, to require the Company to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.
Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	140501 AB3
ISIN:	US140501AB39
Underwriting Discount:	2.000%
Sole Book-Running Manager:	Raymond James & Associates, Inc.
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle no later than two business days after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than two business days prior to delivery of the New Notes will be required, by virtue of the fact that the New Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (the “SEC”), contains this and other information about the Company and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

A shelf registration statement relating to these securities is on file with, and has been declared effective by, the SEC. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies the Preliminary Prospectus and the accompanying prospectus may be obtained from: Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, Florida 33716, email: prospectus@raymondjames.com, tel: 800-248-8863.